Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Barclays CEO Energy-Power Conference September 8, 2011 Jim Judge Senior Vice President and CFO David McHale Executive Vice President and CFO

NU Safe Harbor Provisions
This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts.  These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”, “project”, “believe”, “forecast”, “should”,
“could”, and other similar expressions.  Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance.  These expectations, estimates, assumptions or projections may vary materially from actual results.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services; changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures; disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; fluctuations in the value of our remaining competitive contracts; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission (SEC).  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.
This presentation references actual and projected EPS by business.  EPS by business is a non-GAAP (not determined using generally accepted accounting principles) measure that is calculated by dividing the net income or loss attributable to controlling interests of each business by the weighted average diluted NU parent common shares outstanding for the period.  Management uses this non-GAAP financial measure to evaluate earnings results and to provide details of earnings results and guidance by business.  This presentation also includes non-GAAP financial measures referencing our 2006 - 2010 EPS excluding a number of factors that affected GAAP earnings in those years.  In addition, our 2011 earnings guidance excludes certain non-recurring charges related to merger costs we expect to incur during 2011, which is a non-GAAP financial measure.  Management believes that these non-GAAP financial measurements are useful to investors to evaluate the actual and projected financial performance and contribution of NU’s businesses.  Non-GAAP financial measures should not be considered as alternatives to NU consolidated net income attributable to controlling interests or EPS determined in accordance with GAAP as indicators of NU’s operating performance.

NU Safe Harbor Provisions
Information Concerning Forward-Looking Statements Relating to the NU–NSTAR Merger
Additional Information and Where To Find It
In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to:  the risk that NSTAR or Northeast
Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast
Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast
Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on
Form S-4 (Registration No. 333-170754)  that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading
"Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor
Relations.”
Please refer to our reports to the SEC for further details concerning the matters described in this presentation.

NSTAR Safe Harbor Provisions
Information Concerning Forward-Looking Statements
Additional Information and Where to Find It
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the pending merger include, but are not limited to: statements about the benefits of the pending merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the pending merger, these factors include, but are not limited to: the risk that NSTAR or Northeast
Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the pending merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the Securities and Exchange Commission
(SEC) on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the
SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities.  In connection with the pending merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-
170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities.  Northeast
Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011.
Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the pending merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the
SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

5 Topics for Today • NU Update – Transmission projects – Financial performance • Merger Update • NSTAR Financial Update

A Compelling Combination – Creates Largest Utility
Company in New England
Significant infrastructure investment opportunities
combined with balance sheet strength provides
for substantial growth potential
Larger, diverse and better positioned to support
economic growth and state public policy initiatives
in New England
Expected to be accretive to earnings in Year 1,
provides an enhanced total shareholder return
proposition
Enhances service quality capabilities for the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
100% stock transaction – 1.312 shares of
Northeast Utilities per NSTAR share
56% Northeast Utilities shareholders
44% NSTAR shareholders
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
Combined Service Territory
• 3 million electric
customers
• 500,000 natural gas
customers
• 4,500 miles electric
transmission
• 72,000 miles electric
distribution
• 6,300 miles gas
distribution
MA

7 Transmission Update

NEEWS Projects Advance
Current Status Report
• Substation construction commenced in MA in Dec.
2010; in CT in July/August 2011
• Commenced overhead site work in MA in
February 2011
• Commence overhead construction in CT in early
2012 following receipt of environmental permits
• Projected in-service: late 2013
• Total projected NU cost:  $718 million
Interstate Reliability Project
•
Joint project with National Grid (NU in CT; NGrid
in MA & RI)
• ISO-NE confirmed need in August 2010
• File siting application in CT in late 2011
• Siting decisions in 2013
• Commence construction: late 2013/early 2014
• Projected in-service: late 2015
• Total projected NU cost:  $218 million
Central Connecticut Reliability Project
• Expected review to be completed and needs identified in late 2011 with specific projects identified in late 2012
• Total projected NU cost:  $301 million
SPRINGFIELD
HARTFORD
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW
Central Connecticut
Reliability Project
Interstate
Reliability Project
Greater Springfield
Reliability Project
Greater Springfield Reliability Project

Northern Pass Transmission – a $1.1 Billion Capital
Investment
´
• To be owned by Northern Pass Transmission LLC
- NU (75%) and NSTAR (25%)
• 1,200 MW transfer capability
• Northern terminus at Des Cantons (Québec),
southern terminus in Franklin (New Hampshire)
• Québec terminal will convert the power from
AC to DC (rectifier)
• US terminal will convert the power from DC
to AC (inverter)
• 345kV AC leg from Franklin to Deerfield, NH
• TSA signed in October 2010 and accepted by
FERC on February 11, 2011
• Permitting process began October 14, 2010 with
U.S. DOE application – comment period recently
extended; U.S. Forest Service application filed
June 28
• New Hampshire Senate voted June 2 to “re-refer”
eminent domain bill
• Capital cost estimate for US segment:  $1.1 billion
– completion projected for late 2016
Des Cantons
HVDC Line
HVDC Converter
Station
345-kV Line
Existing Deerfield
Substation
Deerfield
Franklin

Review of FERC-Approved Transmission ROEs
10.00%
10.50%
11.00%
11.50%
12.00%
12.50%
13.00%
13.50%
Local Network
Service
Regional
Network Service
Base
Northern Pass 2005-2008
Regional
Projects
NEEWS M-N
Underground
NU’s Local Network Service Tariff ROE
NE RTO Incentive adder of 50 basis points on PTF assets
ISO-NE Planned Regional PTF projects in-service before 1/1/09
Middletown-Norwalk Advanced Tech. underground cable system
125 basis point NEEWS incentive
142 basis point Northern Pass incentive
11.14%
12.64%
12.89%
13.10%
12.56%
11.64%

11 NU Financial Update

Recurring Net Income in millions

Northeast Utilities

$82.1
$158.2
$1.1
$75.0
$200.9
-$4.5
$86.9
$118.5
-$20.0
$0.0
$20.0
$40.0
$60.0
$80.0
$100.0
$120.0
$140.0
$160.0
$180.0
$200.0
$220.0
1H 2010 1H 2011
NU – Strong First Half Earnings
Distribution/Generation Transmission Parent/Other Total
*Excludes $9.5 million of after-tax merger-related expenses in 2011
*
*

Hurricane Irene Impacts on Second Half of 2011
• Approximately 800,000 NU customers lost service at peak on August 28 due to Irene—most damaging storm in NU’s history
• Restoration now virtually complete
• CL&P suffered the most extensive damage, particularly along Long
Island Sound and in Eastern Connecticut
• 1,800 line and tree crews worked on restoration
• Total cost likely to exceed $100 million
• Will negatively affect cash flows in second half of 2011
• Catastrophic storm deferral mechanisms in place for CL&P, PSNH and
WMECO

2009 and 2010 Results and Standalone 2011 Guidance
2009
Actual
2010
Actual
Revised 2011
Guidance
NU Consolidated EPS
(GAAP)
$1.91 $2.19 $2.10 - $2.20
Distribution/Generation $0.92 $1.16 $1.30 - $1.35
Transmission $0.95 $1.00 $1.05 – $1.10
Competitive $0.09 $0.05 N/A
NU Parent/Other ($0.05) ($0.05)* ($0.05)**
NU Consolidated EPS
(Non-GAAP)
$1.91 $2.16* $2.30 – $2.40**
* Excludes a $0.09/share fourth quarter non-recurring tax gain at NU Parent and approximately $0.06 of NU-NSTAR merger-related expenses that were recorded in the fourth quarter.
**Excludes $0.20/share of expected NU-NSTAR merger-related costs.  Includes competitive results.

NU – Improved Earnings Have Resulted in Rising
Dividends
62.5%
48.7%
44.3%
49.7%
$2.16
³
$1.86²
$1.16¹
$1.59
$0.825
$0.775
$0.725
$0.95
Payout ratios EPS Dividends paid/declared per share
1
Excludes net income of competitive businesses, one-time CL&P tax reduction
2
Excludes litigation settlement charge
3
Excludes NU tax settlement, NU-NSTAR merger costs
$1.91
$1.025
47.5%
$2.30 - 2.40 4
$1.10 5
4
Excludes NU-NSTAR merger costs
5
Based on first, second and third quarter rate of
$0.275
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
2006 2007 2008 2009 2010 2011E
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%

16 Merger Update

Status of Merger Approvals
Securities and Exchange Commission
Shareholders
Department of Justice
Federal Communications Commission
Federal Energy Regulatory Commission
Maine DPUC
Massachusetts DPU
Nuclear Regulatory Commission
Approvals Received
Applications Pending
Connecticut PURA
New Hampshire PUC
Determined Not To
Have Jurisdiction

Massachusetts Hearings on Merger
• Hearings ended July 28
• Net benefits study anticipates $784M in net savings over 10 years
Elimination of duplicative efforts
Adoption of best practices
Attrition/retirements – 350 positions over time
• Attorney General’s focus: Customer benefits
• Other interveners’ focus: Environmental benefits, labor impacts
• Briefing schedule revised:
Final briefs due by October 18
• DOER’s motion to stay proceedings – Oral Arguments October 25
• Companies continue integration work focused on Day 1 readiness th
th
th

19 NSTAR Financial Update

$14.0
$114.5
$100.5
$123.4
$17.6
$105.8
$5.0
$15.0
$25.0
$35.0
$45.0
$55.0
$65.0
$75.0
$85.0
$95.0
$105.0
$115.0
$125.0
Electric Gas Consolidated
1H 2010 1H 2011
NSTAR’s Solid First Half Exceeds Expectations
Note: Results reflect continuing operations excluding merger-related costs of $5.9 million.
EPS
$1.19
EPS
$1.07

NSTAR System Has Significant Transmission
Investment Ahead
• Transmission Rate Base is expected to double within 5 years to approximately $1.6 billion
• Growth/reliability spending averages $100 million per year
• Incremental Major Projects:
–
Cape Cod Line
–
Boston 345kV Connection
–
Mid Cape Line
• Northern Pass
$120 million
$45-$50 million
$25-$30 million
$280 million
(2011-2012)
(2014-2015)
(2013-2014)
(2014-2016)

Highest Credit Rating in the Industry
#1 NSTAR A+
*As published by EEI
NSTAR A+
Southern Company A
Consolidated Edison, Inc. A-
Dominion Resources, Inc. A-
DPL Inc. A-
Duke Energy Corporation A-
Energy East Corporation A-
NextEra Energy, Inc. A-
KeySpan Corp. A-
Niagara Mohawk Power Corporation A-
Vectren Corporation A-
Wisconsin Energy Corporation A-
Xcel Energy Inc. A-
ALLETE, Inc. BBB+
Alliant Energy Corporation BBB+
DTE Energy Company BBB+
Integrys Energy Group, Inc. BBB+
Kentucky Utilities Company BBB+
Louisville Gas and Electric Company BBB+
MDU Resources Group, Inc. BBB+
MidAmerican Energy Holdings Company BBB+
Northeast Utilities BBB+
OGE Energy Corp. BBB+
Pepco Holdings, Inc. BBB+
PG&E Corporation BBB+
PPL Corporation BBB+
Progress Energy, Inc. BBB+
SCANA Corporation BBB+
Sempra Energy BBB+
TECO Energy, Inc. BBB+
American Electric Power Company, Inc. BBB
Avista Corporation BBB
CenterPoint Energy, Inc. BBB
Cleco Corporation BBB
El Paso Electric Company BBB
Entergy Corporation BBB
Exelon Corporation BBB
Great Plains Energy Inc. BBB
Green Mountain Power Corporation BBB
IDACORP, Inc. BBB
NorthWestern Corporation BBB
Pinnacle West Capital Corporation BBB
Portland General Electric Company BBB
Public Service Enterprise Group Inc. BBB
UIL Holdings Corporation BBB
Westar Energy, Inc. BBB
Allegheny Energy, Inc. BBB-
Ameren Corporation BBB-
Black Hills Corporation BBB-
CMS Energy Corporation BBB-
Constellation Energy Group, Inc. BBB-
Duquesne Light Company BBB-
Edison International BBB-
Empire District Electric Company BBB-
FirstEnergy Corp. BBB-
Hawaiian Electric Industries, Inc. BBB-
IPALCO Enterprises, Inc. BBB-
NiSource Inc. BBB-
Otter Tail Corporation BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB+
PNM Resources, Inc. BB-

J.D. Power Survey Recognizes Customer Service Efforts
Company A
Company B
Company C
Company D
NSTAR
Company E
Company F
Company G
Company H
Company I
EAST LARGE AVERAGE
Company J
Company K
Company L
Company M
Company N
Company O
Company P

NSTAR Total Shareholder Return Outperforms the Industry
1996 2010
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
Only Company in Any Industry to
Deliver 14 Consecutive Years of
Positive Total Shareholder Return
S&P 500
Utility Index
NSTAR

• Combines two highly successful energy delivery companies with similar strategies
• Matches NSTAR’s distribution expertise and strong cash flows with NU’s nationally recognized transmission organization and significant investment opportunities
• Larger, diverse and better-positioned company to support economic growth and public policy initiatives for the region
• Clearly meets new Massachusetts “net benefit” standard with customer benefits across 3 states:
Projected net cost savings of $784M over 10 years
Significant environmental benefits expected
• Attractive shareholder investment opportunity:
Track record of top performance
Low risk investment profile
Strong credit ratings
Greater liquidity for investors
• In short, a truly compelling transaction with significant strategic, customer, regional and shareholder benefits
Key Takeaways on the Merger

Appendix

Improved Results Due In Part to Resolution of All
Three Electric Distribution Rate Cases
• Five-year settlement
approved by NHPUC on
6/28/2010
• $45.5 million increase on
7/1/10 in addition to
8/1/09 temporary increase
of $25.6 million
• $2.3 million decrease on
7/1/11
• 2012 & 2013 projected
increases of $9.5 million &
$11.1 million
• Authorized ROE remains
9.67%
• Recovery of ice storm
costs over 7 years
• Trailing 12-month ROE =
10.3%
• Final decision 6/30/2010
• $63.4 million increase
effective 7/1/10
• $38.5 million increase
effective 7/1/11
• Authorized 9.4% ROE at
6/30/10
• 49.2% equity in capital
structure
• Initial increase deferred
until 1/1/11
• Capex plan approved
• Trailing 12-month ROE =
9.8%
PSNH
CL&P
• Final decision 1/31/11
• $16.8 million increase
effective 2/1/11
• Authorized 9.6% ROE
• Decoupling approved
• $2.1 million write-off taken in
fourth quarter 2010
• Trailing 12-month ROE =
6.5%
WMECO

The Waterbury-to-Wallingford Pipeline Project
Construction Status as of 7-10-11
Yankee Gas Liquefied Natural Gas Facility Eagle St., Waterbury
Four construction crews will trench along RT 68 this week:
• in Prospect near the Laura Drive intersection
• in Prospect near the Cook Road intersection
• in Prospect near the Chatfield Road intersection
• in Naugatuck near the Spring Road intersection
Road restoration will continue this week on South Main Street, Waterbury north of the Platts Mills Road intersection, heading north.
RT 68 – RT 150 intersection
Waterbury
Naugatuck
Prospect
Cheshire
Wallingford
84
91
15
N
Phase 2B construction for 2011
Pipeline installed in 2011
Trenching crew
Road restoration (milling & paving) – July 2011
Pipeline installed in 2010
Pipeline installed and in service December 2010
FIVE MILES

Northeast Utilities

Yankee Gas Rate Decision Less Supportive
The Good
• Supported full projected cost of Waterbury to
Wallingford line
• Supported ramp-up to $40 million annual spending
for pipeline replacement
• Authorized capital structure of 52.2% equity; 47.8%
debt
The Not So Good
• 8.83% authorized ROE
• First-year rate cut of about $0.5 million;
second-year increase of $6.7 million
• Request was $29.1 million increase
Year One and $10.3 million increase Year Two
• Numerous disallowed costs
• Imputation of $1.6 million of merger savings Year One and $3 million in Year Two
Motion for Reconsideration Filed With the PURA
• Reconsideration was granted August 2 - ADIT impacts only

NU Weather-Adjusted Retail Sales Trends
-2.8
-2.1
-1.8
-0.6
0.4
CL&P
2007 2008 2009 2010 2011 YTD
-1.4
-1.8
-0.2
-1.6
0.6
2007 2008 2009 2010 2011 YTD
PSNH
-0.6 -0.6
-3.4
-3.5
-0.4
WMECO
2007 2008 2009 2010 2011 YTD
3.4
6.2
6.6
5.0
3.1
2007 2008 2009 2010 2011 YTD
Yankee Gas (firm)

2006 – 2011 NU Consolidating EPS
GAAP / Non-GAAP Reconciliation
(0.20) (0.06) N/A N/A N/A N/A NU-NSTAR Merger Expenses
N/A 0.09 N/A N/A N/A N/A NU Tax Settlement
$2.19
N/A
N/A
N/A
$2.16
0.05
$2.11
(0.05)
2.16
1.00
$1.16
2010 Actual
$2.10 - $2.20
N/A
N/A
N/A
$2.30 – $2.40
N/A
$2.30 – $2.40
(0.05)
2.35 – 2.45
1.05 – 1.10
$1.30 – $1.35
2011 Guidance
$1.91 $1.67 $1.59 $3.05 NU Consolidated (GAAP)
N/A (0.19) N/A N/A Litigation Charge
N/A N/A N/A 2.04
Gain on Sale of Competitive
Generation
N/A N/A N/A 0.48 CL&P Income Tax Reduction
$1.91 $1.86 $1.59 $0.53
NU Consolidated Operating
Results (Non-GAAP)
0.09 0.08 0.08 (0.63) Competitive
$1.82 $1.78 $1.51 $1.16 Total Regulated and Parent
(0.05) (0.07) 0.04 (0.03) NU Parent/Other
1.87 1.85 1.47 1.19 Total Regulated
0.95 0.89 0.53 0.39 Transmission
$0.92 $0.96 $0.94 $0.80 Distribution/Generation
2009 Actual 2008 Actual 2007 Actual 2006 Actual

31 NSTAR…20 Consecutive Years of Operating Earnings Growth $1.93 $2.07 $2.22 $2.37 $2.56 2006 2007 2008 2009 2010 2011 Guidance $2.60 – $2.75

32 $1.30 $1.40 $1.50 $1.60 $1.70 NSTAR – Consistent, Above Average Dividend Growth …13 Consecutive Years of Increase… 2006 2007 2008 2009 2010

NSTAR Rate Cases
• Effective January 1, 2006 to
December 31, 2012
• Customers’ overall delivery rates
flat
• Annual inflation-adjusted
distribution rate change offset by
transition charge
• Allowed ROE of 10.5% (8.5% to
12.5% band)
• Recovery of Incremental Safety
& Reliability Program Costs
• Included new service quality and
additional service programs
• Last rate case effective
November 1, 1991
Electric
Gas